Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

CHANGE OF ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that with effect from April 5, 2024, the address of the principal place of business in Hong Kong of the Company will be relocated from Suite 3911, 39/F, Jardine House, 1 Connaught Place, Central, Hong Kong to 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Friday, April 5, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only